UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39859

Kuke Music Holding Limited

1905, Building A,

Ping An International Financial Center,

No.1, Xinyuan South Road, East Third Ring Road,

Chaoyang District, Beijing

People’s Republic of China

+86-010-6561 0392

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ACQUISITION OF JOYMIRACLE INC.

On March 20, 2025, KUKE Music Holding Limited (“KUKE” or the “Company”), a Cayman Islands company, entered into a Share Purchase Agreement (the “Share Purchase Agreement” or the “Agreement”) with JoyMiracle Inc. (“JoyMiracle”), a company established under the laws of the Cayman Islands, and both of JoyMiracle’s two shareholders, Galaxu Inc. and Legend Mono Inc. (collectively, the “Founding Shareholders”).

Pursuant to the Agreement, KUKE will acquire 100% of the equity interest in JoyMiracle through the issuance of 131,653,430 Class A Ordinary Shares of KUKE (the “Acquisition”). JoyMiracle operates a Web3 computing power asset issuance and trading platform, which can utilize its computing resources and AI models to build generative AI classical music creation and adaptation capabilities, create classical music NFTs, and enable secondary market transactions and automatic distribution of copyright fees.

Consideration

The total consideration for the Acquisition is US$27,647,220, which will be satisfied through the issuance of 131,653,430 Class A Ordinary Shares of KUKE to the Founding Shareholders. The Class A Ordinary Shares are valued at US$0.21 per share, based on the ADR price of KUKE at US$2.10 per ADR as of March 14, 2025, where one (1) ADR is equivalent to ten (10) Class A Ordinary Shares.

Upon issuance, the Class A Ordinary Shares will be allocated among the Founding Shareholders in proportion to their respective ownership interests in JoyMiracle immediately prior to the closing of the Acquisition, with Galaxu Inc. receiving 81% and Legend Mono Inc. receiving 19% of the shares.

Lock-up Provisions

All Class A Ordinary Shares issued to the Founding Shareholders will be subject to lock-up restrictions, such that the shares will not be transferable until six (6) months after the closing of the Acquisition.

Performance Targets and Earnout Provisions

The Agreement includes performance targets for JoyMiracle for fiscal years 2025 and 2026:

1.	For fiscal year 2025, JoyMiracle shall generate audited revenue of not less than RMB 70,000,000 and audited net profit of not less than RMB 0.

2.	For fiscal year 2026, JoyMiracle shall generate audited revenue of not less than RMB 73,500,000 (representing a 5% increase from 2025) and audited net profit of not less than RMB 0.

The net profit target reflects JoyMiracle’s current investment in scaling its Web3 platform, with profitability expected to accelerate post-2026. If JoyMiracle’s audited revenue for either fiscal year 2025 or 2026 is less than 95% of the applicable performance target, the Founding Shareholders shall compensate KUKE by transferring to KUKE, for no additional consideration, a proportionate number of Class A Ordinary Shares. The number of shares to be transferred will be calculated based on the shortfall percentage multiplied by the total number of Class A Ordinary Shares issued for the Acquisition.

Post-Acquisition Management and Governance

Upon closing, the board of directors of JoyMiracle will consist of three (3) directors, two (2) of whom will be appointed by KUKE and one (1) of whom will be appointed by the Founding Shareholders. The senior management team of JoyMiracle will initially remain unchanged following the closing, with any changes requiring approval of a majority of the board of directors, including the affirmative vote of at least one director appointed by KUKE.

The Agreement also contains non-competition and non-solicitation provisions applicable to the Founding Shareholders for a period of three (3) years from the closing date.

Closing Conditions

The closing of the Acquisition is subject to customary closing conditions, including but not limited to:

1.	Accuracy of representations and warranties;

2.	Performance of covenants and agreements;

3.	No material adverse change having occurred;

4.	No pending or threatened litigation that would prevent the completion of the transaction;

5.	Obtaining all necessary corporate, governmental, and third-party approvals;

6.	Satisfactory completion of due diligence by KUKE;

7.	JoyMiracle having no outstanding indebtedness or liabilities except as disclosed to and approved by KUKE; and

8.	JoyMiracle’s key employees having entered into employment agreements and non-compete agreements satisfactory to KUKE.

The Acquisition is expected to close within 60 days of the Agreement date, subject to satisfaction or waiver of the closing conditions.

Repurchase Right

The Agreement provides KUKE with the right to require JoyMiracle and/or the Founding Shareholders to repurchase all or any portion of KUKE’s equity interests in JoyMiracle under certain circumstances, including:

1.	Failure of JoyMiracle to achieve a merger acceptable to KUKE within one (1) year after closing;

2.	Material adverse change in the normal operations of JoyMiracle;

3.	Material breach of the Agreement by JoyMiracle or the Founding Shareholders;

4.	Revocation of JoyMiracle’s licenses or permits, intellectual property disputes, or other illegal activities that materially affect JoyMiracle’s operations;

5.	Material violation of laws, regulations, or the provisions of the Agreement by JoyMiracle or the Founding Shareholders;

6.	Substantial adjustments to JoyMiracle’s business scope or operations without KUKE’s consent;

7.	Change in the actual control of JoyMiracle; or

8.	Instability in the Founding Shareholders’ equity in JoyMiracle due to marriage or inheritance reasons.

If the repurchase right is triggered, the repurchase price shall be the greater of: (a) the original investment amount paid by KUKE plus an annual compound interest rate of 8%; or (b) the fair market value of the equity interests to be repurchased as determined by an independent third-party valuation firm.

Risk Factors Related to the Acquisition

The acquisition of JoyMiracle Inc. is subject to a number of significant risks, including the risk factors enumerated below. These risks should be considered in addition to the risks described in KUKE’s most recent Annual Report on Form 20-F and other documents filed with the SEC.

The Acquisition is subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all.

The acquisition of JoyMiracle is subject to several closing conditions set forth in the Share Purchase Agreement, including but not limited to the completion of due diligence to KUKE’s satisfaction, the accuracy of representations and warranties, and the obtaining of all necessary corporate, governmental, and third-party approvals. KUKE cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Acquisition will not occur or will be delayed, and KUKE and JoyMiracle each may lose some or all of the intended benefits of the Acquisition.

KUKE shareholders may not realize a benefit from the Acquisition commensurate with the investment made or the market reaction to the Acquisition.

KUKE may not be able to achieve the full strategic and financial benefits expected to result from the Acquisition. Further, such benefits, if ultimately achieved, may be delayed. If KUKE is unable to realize the full strategic and financial benefits currently anticipated from the Acquisition, KUKE shareholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent KUKE is able to realize only part of the strategic and financial benefits currently anticipated from the Acquisition.

The market price of KUKE’s American Depositary Shares (ADSs) may decline as a result of the Acquisition.

The market price of KUKE’s ADSs may decline as a result of the Acquisition for a number of reasons, including:

(i)	if investors react negatively to the prospects of JoyMiracle’s business and KUKE’s financial condition post-closing;

(ii)	if the effect of the Acquisition on KUKE’s business and prospects is not consistent with the expectations of financial or industry analysts; or

(iii)	if KUKE does not achieve the perceived benefits of the Acquisition as rapidly or to the extent anticipated by financial or industry analysts.

KUKE shareholders will have a reduced ownership and voting interest after the Acquisition.

If the Acquisition is completed, the current shareholders of KUKE will own a smaller percentage of the company than they did prior to the Acquisition. Accordingly, the issuance of KUKE Class A Ordinary Shares to JoyMiracle’s shareholders in the Acquisition will reduce significantly the relative voting power of each share of KUKE Class A Ordinary Shares held by its current shareholders. Consequently, KUKE shareholders as a group will have less influence over the management and policies of KUKE after the Acquisition than prior to the Acquisition.

KUKE may need to raise additional capital by issuing securities or debt or through licensing or other strategic arrangements, which may cause dilution to KUKE’s shareholders or restrict KUKE’s operations.

KUKE may be required to raise additional funds sooner than currently planned. If KUKE holds less cash at the time of the closing than expected, KUKE may need to raise additional capital sooner than anticipated. Additional financing may not be available to KUKE when it needs it or may not be available on favorable terms. To the extent that KUKE raises additional capital by issuing equity securities, such an issuance may cause significant dilution to KUKE’s shareholders’ ownership and the terms of any new equity securities may have preferences over KUKE’s Class A Ordinary Shares. Any debt financing KUKE enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of KUKE’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments.

The performance targets set for JoyMiracle may not be achieved.

The Share Purchase Agreement includes performance targets for JoyMiracle for fiscal years 2025 and 2026. There is no assurance that these targets will be achieved. Failure to achieve these targets may negatively impact the anticipated benefits of the Acquisition and may adversely affect KUKE’s business, financial condition, and results of operations.

Integration of JoyMiracle into KUKE’s operations may be challenging and costly.

The Acquisition involves the integration of two companies that have previously operated independently. The difficulties of combining JoyMiracle’s operations with KUKE’s include, among others: integrating personnel, operations, and systems; coordinating geographically separate organizations; distracting management and employees from current operations; maintaining existing business relationships; and potential unknown liabilities and unforeseen expenses, delays, or regulatory conditions associated with the Acquisition.

JoyMiracle’s exposure to volatile NFT and crypto markets may undermine the Acquisition’s benefits.

JoyMiracle’s Web3 platform, focused on classical music NFTs and copyright fee distribution, depends on the NFT and cryptocurrency markets. Price volatility, driven by sentiment and macroeconomic factors, could reduce JoyMiracle’s revenue and asset value. Evolving regulations, especially in China, may also restrict NFT and crypto activities, raising costs or disrupting operations. Failure to navigate these risks could prevent KUKE from realizing the Acquisition’s expected benefits, harming its financial condition and results.

Forward Looking Statements

This report includes “forward-looking statements” within the meaning of U.S. federal securities laws. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, KUKE’s and JoyMiracle’s expectations with respect to future performance, ability to recognize the anticipated benefits of the merger; costs related to the Acquisition; the satisfaction of the closing conditions to the Acquisition; the timing of the completion of the Acquisition; global economic conditions; geopolitical events and regulatory changes; and other risks and uncertainties indicated from time to time in filings with the SEC. The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in KUKE’s most recent filings with the SEC and will be contained in the Form 6-K and other filings to be filed as result of the transactions described above. All subsequent written and oral forward-looking statements concerning KUKE or JoyMiracle or the transactions described herein or other matters and attributable to KUKE or JoyMiracle, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither KUKE nor JoyMiracle undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-267655).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
	Name:	Li Li
	Title:	Chief Financial Officer
	Date:	March 21, 2025